Ms. A.N. Parker

Assistant Director

Office of Transportation and Leisure

United States Securities and Exchange Commission

Washington, D.C. 20549

May 12, 2017

Re:	United News International, Inc. (formerly NewsBeat Social, Inc.)
Post Qualification Amendment No. 1 to
Offering Statement on Form 1-A
Filed March 30, 2017
File No. 024-10529

Dear Ms. Parker:

Thank you for your comments of April 25, 2017 regarding the Offering Statement of United News International, Inc. (formerly NewsBeat Social, Inc.) filed on January 15, 2016. We appreciate the opportunity to respond to your concerns and amend the Offering Statement as required to provide for full disclosure to prospective investors. Responses to your questions are identified in italicized text following the restatement of the question below.

General

1. We note your statement on the cover page that “If, on the first closing date for this offering (the “Initial Closing), we have sold less than the maximum number of Offered Shares, then we may hold one or more additional closings for additional sales (each an “Additional Closing”), up to the maximum number of Offered Shares, and until the Termination Date.” We further note your statement on page 8 that “No sales of Offered Shares will be made anywhere in the world prior to the qualification of the Offering Statement by the SEC in the United States.” We finally note your statement on page 8 that “We intend to file the post-qualification amendment and request its qualification immediately prior to the termination of the offering in order that the Form 8-A may become effective as soon as practicable.” Please tell us whether you intend to hold any closings prior to qualification of this post-qualification amendment, and revise your disclosure accordingly.

We do not intend to hold any closings prior to the qualification of this post-qualification amendment. The disclosure has been revised accordingly.

2. We note your reference on the cover page to an “online public offering” and the reference in the Plan of Distribution to the “NBS IPO Page.” Please provide a working URL for the “NBS IPO Page” or tell us what will be on this webpage. We note in this regard the Investment Process Walkthrough, which references an offering with Hambrecht for $5 per share, still available on your website linked here: http://newsbeatsocial.com/watch/NWDZbCMweeQ. Expand to describe in better detail how you will conduct this offering and distribute your securities. Clarify whether this webpage will be the exclusive means by which prospective investors may subscribe in this offering, or whether you will be selling the shares through commissioned sales agents or other persons.

The original link referencing Hambrecht has been deleted. An updated URL for a revised process has been provided. The webpage will be the exclusive means by which prospective investors may subscribe in the offering.

Financial Statements, page F-1

3. Please revise your filing to include audited financial statements for fiscal 2016 and 2015 as required by Rule 8-08 of Regulation S-X.

The financial statements have been revised as requested.

Index to Exhibits, page III-1

4. Please file a new legality opinion and the revised subscription agreement as exhibits to the offering statement. Please also file any new or revised “testing the waters” materials as exhibits to the offering statement or confirm that any such materials are substantively the same as materials previously filed with the offering statement.

The new legality opinion, revised subscription agreement and additional “testing the waters” materials have been filed as exhibits to the offering statement.

Thank you again for the opportunity to respond to your questions to the Offering Statement of United News International, Inc. filed on March 30, 2017. If you have additional questions or comments, please contact me at Huiwen.Leo@khlklaw.com.

Sincerely,

/s/Huiwen Leo

Huiwen Leo

KHLK LLP

cc: Stanley W. Fields

Chief Executive Officer

United News Internaitonal, Inc.

3123 NW Industrial Street

Portland, Oregon 97210

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